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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM 6-K

                           Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of the Securities
                             Exchange Act of 1934

                               December 22, 2000
                               (Date of Report)

                                 WIPRO LIMITED
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's name into English)

                               Karnataka, India
                (Jurisdiction of incorporation or organization)

                                 Doddakannelli
                                 Sarjapur Road
                      Bangalore, Karnataka 560 035, India
                                +91-80-844-0011
                   (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F [X]                           Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

             Yes [ ]                                 No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
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                  Not applicable.

                                 EXHIBIT INDEX

Exhibit No.                         Description of Document

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99.1                                Press Release dated December 20, 2000

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 22, 2000                       WIPRO LIMITED

                                               By: /s/ Suresh C. Senapaty
                                                       ------------------
                                                       Suresh C. Senapaty
                                               Executive Vice President, Finance

                                      -2-
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                                 EXHIBIT INDEX

Exhibit No.                         Description of Document

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99.1                                Press Release dated December 20, 2000